January 31, 2025

John V. Oyler
Chief Executive Officer
BeiGene, Ltd.
94 Solaris Avenue, Camana Bay
Grand Cayman
Cayman Islands KY1-1108

       Re: BeiGene, Ltd.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed January 21, 2025
           File No. 333-281324
Dear John V. Oyler:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 03,
2024 letter.

Amendment No. 1 to Registration Statement on Form S-4
Cover Page

1. We note your response to prior comment 1 and your disclosure about the legal and operational risks associated with being based in or having the majority of the
       company   s operations in China. Please also disclose that these risks could result in a
       material change in your operations as you do in your incorporated by reference risk
       factors found in Item 1A of Part II of the Company   s Quarterly Report
on Form 10-Q
       for the quarter ended September 30, 2024. Further, in your description of how cash is transferred through your organization please also provide a cross-reference to the consolidated financial statements.
 January 31, 2025
Page 2

      Please contact Doris Stacey Gama at 202-551-3188 or Chris Edwards at 202-551-
6761 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences
cc:   Edwin O   Connor, Esq.